EXHIBIT 99.1

O2Micro(R) Reports Second Quarter Earnings

and Record High Revenue

SANTA CLARA, Calif. & GEORGE TOWN, Grand Cayman—(BUSINESS WIRE)—Aug. 3, 2005—O2Micro® International Limited (Nasdaq:OIIM - News), a leading supplier of innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets, reported its financial results today for the second quarter ended June 30, 2005.

Net sales for the second quarter were $25.6 million. Second quarter record high revenue of $25.6 million was an increase of 10% from the preceding quarter, and an increase of 7% from the comparable quarter of the prior year. Earnings per share for the second quarter, fully diluted, were 7 cents per share, compared to 5 cents per share in the preceding quarter and 10 cents per share in the comparable quarter of the prior year.

Net income for the second quarter of $3.0 million was an increase of 43% from the preceding quarter, and a decrease of 28% from the comparable quarter of the prior year. Second quarter R&D expenditures were $6.3 million, an increase of 17% from the preceding quarter, and an increase of 34% from the comparable quarter of the prior year.

“O2Micro was again profitable and cash flow positive in Q2. The company continues to build its base for future growth with additions to key engineering resources, and product and patent portfolios. During Q2, O2Micro received patent issues of 10 patents with 157 claims. As of this date O2Micro has 102 issued patents with 2,575 issued claims,” commented Sterling Du, Chairman and CEO of O2Micro.

Conference Call: O2Micro will hold its second quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT. You may participate by dialing (800) 406-5345, or (913) 981-5571 (for International participants), pass code #1381478. A replay of the call will be available by phone until August 10th by dialing (888) 203-1112, pass code #1381478 or (719) 457-0820 (for International participants), pass code #1381478. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus® and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 2,575 patent claims granted, and over 5,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding our future growth, expansion of our product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company’s initial public offering in August 2000, Form F-3 in connection with the company’s public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact	Information:

Gil Goodrich

Director of Investor Relations, O2Micro

Phone: 408-987-5920, Ext. 8013

Email: gil.goodrich@o2micro.com

O2Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
NET SALES	$25,636	$24,065	$48,913	$46,261

COST OF SALES	9,591	9,724	18,521	19,124

GROSS PROFIT	16,045	14,341	30,392	27,137

OPERATING EXPENSES
Research and development	6,260	4,681	11,590	9,242
Selling, general and administrative	5,096	3,863	9,760	7,514
Patent litigation	2,597	1,120	5,133	1,728

Total Operating Expenses	13,953	9,664	26,483	18,484

INCOME FROM OPERATIONS	2,092	4,677	3,909	8,653

NON-OPERATING INCOME (EXPENSES)
Interest income	684	254	1,292	485
Impairment loss on long-term investments	—	—	—	—
Gain on sale of long-term investments	—	—	—	340
Foreign exchange gain (loss)	(128)	(253)	(138)	(31)
Other – net	80	7	68	10

Total Non-operating Income	636	8	1,222	804

INCOME BEFORE INCOME TAX	2,728	4,685	5,131	9,457

INCOME TAX EXPENSE (BENEFIT)	(252)	537	62	1,103

NET INCOME	2,980	4,148	5,069	8,354

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries	(61)	(109)	168	61
Unrealized gain (loss) on available-for-sale securities	(584)	19	(300)	(67)

Total Other Comprehensive Income (Loss)	(645)	(90)	(132)	(6)

COMPREHENSIVE INCOME	$2,335	$4,058	$4,937	$8,348

EARNINGS PER SHARE:

Basic	$0.08	$0.11	$0.13	$0.21

Diluted	$0.07	$0.10	$0.13	$0.21

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	39,176	39,205	39,177	39,161

Diluted (in thousands)	39,807	40,272	39,681	40,467

O2Micro International Limited and Subsidiaries

Consolidated Balance Sheets

(In Thousand U.S. Dollars, Except Share Amounts)

	June 30, 2005	December 31, 2004
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$48,808	$56,320
Restricted cash	3,112	1,887
Short-term investments	65,783	63,768
Accounts receivable – net	9,463	9,431
Inventories	9,930	11,231
Prepaid expenses and other current assets	8,140	4,491

Total Current Assets	145,236	147,128

LONG-TERM INVESTMENTS	16,665	11,781

LAND, PROPERTY AND EQUIPMENT – NET	17,702	10,758

OTHER ASSETS
Restricted assets – net	13,777	13,873

Other Assets	1,388	1,656

TOTAL ASSETS	$194,768	$185,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$4,383	$3,635
Income taxes payable	3,305	3,751
Accrued expenses and other current liabilities	11,418	7,029

Total Current Liabilities	19,106	14,415

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.001 par value per share Authorized - 5,000,000 shares	—	—
Ordinary shares at $0.001 par value per share Authorized - 95,000,000 shares Issued – 39,209,511 and 39,188,062 shares as of June 30, 2005 and December 31, 2004, respectively	39	39
Additional paid-in capital	140,204	139,581
Accumulated other comprehensive loss	(242)	(110)
Retained earnings	35,661	31,271

Total Shareholders’ Equity	175,662	170,781

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$194,768	$185,196